SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-2579	jmendez@stblaw.com

April 10, 2019

Re: Graña y Montero S.A.A.

Mr. Dale Welcome

Ms. Jeanne Baker

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Welcome and Ms. Baker,

On behalf of our client Graña y Montero S.A.A. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 25, 2019, concerning the Form 20-F for the fiscal year ended December 31, 2017 (the “2017 20-F”) filed by the Company.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Staff’s comment letter. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the Fiscal Year Ended December 31, 2017

Consolidated Financial Statements

Note 16 – Investments in Associates and Joint Ventures, page F-65

Comment No. 1.

You indicate in your response to prior comment four that the Company’s ability to collect the receivable from GSP is subject to the Peruvian bankruptcy proceeding and the Peruvian government meeting its obligations under the concession contract. As such, please tell us what consideration you gave to viewing this receivable as a contingent asset as defined by IAS 37.10. If this receivable is within the scope of IAS 37, please tell us how you considered the guidance in IAS 37.31 through .35. In addition to CF 4.44, please identify any additional authoritative literature you relied on in determining the appropriateness of recognizing this receivable.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SAO PAULO	TOKYO	WASHINGTON, D.C.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

April 10, 2019

Response No. 1.

The Company acknowledges the Staff’s comment and respectfully submits that its rights to collect as a creditor of Gasoducto Sur Peruano S.A. (“GSP”) are properly characterized as receivables, and not contingent assets within the scope of IAS 37, because these rights exist and are not subject to confirmation by the occurrence or non-occurrence of one or more uncertain future events.

IAS 37.10 defines a contingent asset as “a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.” (Emphasis added.)

The existence of the Company’s right to receive payment from GSP is legally established under Peruvian law and is not contingent upon the occurrence or non-occurrence of any events. Specifically, the Company is entitled to payment from GSP because, following the termination of GSP’s gas pipeline concession, the Company assumed (i) its proportional guarantee of GSP’s Bridge Loan and (ii) its share of GSP’s Performance Guarantee (each as defined below).

On August 29, 2014, GSP, as borrower, entered into a term loan agreement with certain lenders and Natixis New York Branch, as administrative agent (the “Bridge Loan”), in connection with GSP’s gas pipeline concession. On December 17, 2015, the Company executed a guarantee agreement (the “Guarantee Agreement”), pursuant to which the Company guaranteed the payment of its proportional share of any and all obligations of GSP under the Bridge Loan when due, if GSP failed to make payment. Following the termination of the GSP concession on January 24, 2017, the administrative agent sought payment from GSP in accordance with the terms of the Bridge Loan. When GSP failed to make payment, the Company paid its proportional share of the amount owed by GSP pursuant to the Guarantee Agreement (US$129 million, of which approximately US$78 million was funded under a new credit facility among the Company, certain lenders and Natixis New York Branch, as administrative agent).

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

April 10, 2019

Separately, GSP’s gas pipeline concession required GSP to deliver one or more performance guarantees to the Peruvian Ministry of Energy and Mines. As a result, the Company executed a master agreement for the issuance of letters of credit with Chubb Seguros Perú S.A. (formerly ACE Seguros S.A.) (“Chubb”), dated October 30, 2015, in which (i) Chubb agreed to issue a performance guarantee for the benefit of GSP in the amount of US$52.5 million related to the Company’s proportional share of GSP’s equity interests (as specified in the guarantee letter issued by Chubb on June 18, 2016, the “Performance Guarantee”), and (ii) the Company undertook to reimburse Chubb any amounts paid by Chubb as a result of a drawdown by the Peruvian Ministry of Energy and Mines on the Performance Guarantee. Following the termination of the GSP concession, the Peruvian Ministry of Energy and Mines drew on the Performance Guarantee on January 24, 2017, and Chubb made payment of the full guarantee amount on January 27, 2017, upon which, pursuant to the Master Agreement, the reimbursement of the guaranteed amount, plus interest and expenses, became immediately due and payable by the Company to Chubb. On March 30, 2017, the Company executed an agreement with Chubb that acknowledged the indebtedness and agreed a schedule of payment, the final installation of which was paid by the Company to Chubb on December 6, 2018.

Because the payments made by the Company in respect of amounts payable by GSP under the Bridge Loan and in respect of the Performance Guarantee constituted “payments on behalf of a third party” (pagos con subrogación) under Peruvian law, pursuant to Article 1260.1 of the Peruvian Civil Code, the Company had immediate recourse to GSP for the amounts it had paid. As a result, GSP is obligated, by operation of law, to repay all of these amounts to the Company.

The Company informed GSP of its obligation to repay the amounts the Company had paid in respect of the Bridge Loan and the Performance Guarantee, and GSP accounted for the obligation to repay the Company as indebtedness in its audited financial statements for the year ended December 31, 2017, which were published in Peru. In addition, once GSP entered insolvency proceedings in Peru, the Peruvian antitrust authority (INDECOPI), in its capacity as bankruptcy administrator, formally recognized such obligation as indebtedness of GSP without any contingency.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

April 10, 2019

As a result of the foregoing, the Company has determined that its rights to receive payment from GSP are properly characterized as receivables, and not as contingent assets within the scope of IAS 37. The Company has accounted for the amounts it is entitled to receive as long term accounts receivable and, as further described in Response No. 4 to the Company’s letter to the Staff dated March 1, 2019, the Company has applied a discount to such amounts in accordance with IFRS 9.

Note 37 – Discontinued Operation, page F-105

Comment No. 2.

We note your response to comment eight where you commit to reclassify the S/274.4 million gain on the sale of GMD to “Profit or loss from discontinued operations” in accordance with IFRS 5.33(a). Please tell us the type of change to your financial statement this represents and provide us with your analysis under IAS 8, specifically addressing, without limitation, paragraphs 5, 41, 42 and 49.

Response No. 2.

The Company acknowledges the Staff’s comment and confirms that the net gain on the sale of GMD of S/218.3 million was presented under the “Gain from the sale of investments” line item in its consolidated financial statements for the 2017 fiscal year, and that such amount should be reclassified to appear under the line item “Profit from discontinued operations.”

The Company respectfully submits that the presentation of such amount under “Gain from the sale of investments” did not impact the Company’s consolidated statement of cash flows or the Company’s consolidated statement of financial position, nor did it impact the “net income” line item on the Company’s consolidated statement of income. Further, the Company notes that in Note 37 of the Company’s 2017 financial statements, the Company indicated that the sale of GMD would not have a recurring effect on the Company’s results, and throughout the 2017 20-F (including the financial statements included therein), the Company described the sale of GMD. Therefore, the Company believes that the presentation of the net gain on the sale of GMD, taken together with other information in the Company’s 2017 20-F, would not reasonably be expected to influence the economic decisions that investors make based on the financial statements. As a result, the Company believes that paragraphs 41, 42 and 49 of IAS 8, which refer specifically to material and intentional errors, do not apply.

In its annual report on Form 20-F for the 2018 fiscal year (the “2018 20-F”), the Company will reclassify the S/218.3 million gain on the sale of GMD as “Profit or loss from discontinued operations” in the 2017 comparative financial information included in its 2018 consolidated

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

April 10, 2019

financial statements. In addition, the Company will disclose in its financial statements for the 2018 fiscal year the nature of the reclassification, the amount of the correction for each line item affected, and the amount of the correction at the beginning of the earliest prior period presented.

Furthermore, the Company respectfully notes that it will also be reclassifying its financial information for the 2014, 2015, 2016 and 2017 fiscal years included in the 2018 20-F to present certain other operations that became discontinued operations in 2018 as discontinued operations for prior periods.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to filings with the SEC; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

April 10, 2019

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-2579.

Very truly yours,

/S/ Juan Francisco Méndez Juan Francisco Méndez

cc:	Mónica Miloslavich Hart, Chief Financial Officer

Daniel Urbina Pérez, Chief Legal Officer

Carlos Acosta Sr., Moore Stephens SCAI S.A.